UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

CARDIUM THERAPEUTICS, INC.

(Name of Issuer)

 Common Stock

(Title of Class of Securities)

141916106

(CUSIP Number)

Robert Grundstein
Sabby Management, LLC
10 Mountainview Road, Suite 205
Upper Saddle River, New Jersey 07458
United States of America
Tel. No.: (646) 307-4500

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Sabby Healthcare Volatility Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,304,401
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,304,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,304,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.61%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Sabby Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,304,401
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,304,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,304,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.61%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS Hal Mintz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,304,401
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,304,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,304,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.61%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

The name of the issuer is Cardium Therapeutics, Inc. (the “Issuer”).  The address of the Issuer's principal office is 12255 El Camino Real, Suite 250, San Diego, California 92130, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 (the “Shares”).

Item 2. Identity and Background

(a), (f)
This joint statement on Schedule 13D is being filed by Sabby Healthcare Volatility Master Fund, Ltd. (the “Fund”), which was formed in the Cayman Islands, Sabby Management, LLC (“Sabby Management”), which was formed in Delaware, and Hal Mintz, a United States citizen.  Sabby Healthcare Volatility Master Fund, Ltd., Sabby Management, LLC and Hal Mintz are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”  Mr. Mintz is the manager of Sabby Management, which is the investment manager of the Fund.  The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Residence or business address;

Sabby Healthcare Volatility Master Fund, Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way, Camana Bay
Grand Cayman KY1-9007
Cayman Islands

Sabby Management, LLC
10 Mountainview Road, Suite 205
Upper Saddle River, New Jersey 07458

Hal Mintz
c/o Sabby Management, LLC
10 Mountainview Road, Suite 205
Upper Saddle River, New Jersey 07458

(c)	Mr. Mintz serves as the Manager of Sabby Management. The address of Sabby Management is 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458, United States of America.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The funds for the purchase of Shares came from the investment capital of the Fund, which is managed by Sabby Management.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for investment purposes in the ordinary course of the Fund’s business.

Item 4. Purpose of Transaction

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their respective investments in the Shares on a continual basis.

On August 29, 2012, the Reporting Persons sent to the Board of Directors of the Issuer a letter (the “Letter”) expressing profound dissatisfaction with the Issuer’s current business model and proposing that the Issuer take certain enumerated corrective actions to maximize shareholder value.  A copy of the Letter is filed as Exhibit 2 to this Schedule 13D and is incorporated herein in its entirety by reference.

No assurances can be given that any of the proposals outlined in the Letter will be implemented or consummated.

Regardless whether or not the Issuer decides to implement any of the proposals set forth in the Letter, the Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

The Reporting Persons  reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's  Board of  Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owners of 10,304,401Shares, constituting 8.61% of the Shares.*

(b)
Each of the Reporting Persons (i) has the sole power to vote or direct the vote of 0 Shares; (ii) has the shared power to vote or direct the vote of 10,304,401 Shares; (iii) has the sole power to dispose or direct the disposition of 0 Shares; and (iv) has the shared power to dispose or direct the disposition of 10,304,401Shares.*

(c)	The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/ Share
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/18/2012	600	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/19/2012	43,250	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	7/20/2012	500	$0.23
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/20/2012	5,700	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	7/26/2012	30,403	$0.23
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/26/2012	51,500	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	7/25/2012	34,000	$0.23
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	8/2/2012	8,550	$0.22
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/23/2012	37,500	$0.24

Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/17/2012	31,409	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/18/2012	13,410	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/13/2012	38,814	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/12/2012	800	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/16/2012	136,922	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/10/2012	6,200	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/11/2012	229,056	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/12/2012	98,702	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/5/2012	1,232	$0.25
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	7/3/2012	2,000	$0.23
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/9/2012	800	$0.25
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/6/2012	11,400	$0.25
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/2/2012	9,590	$0.25
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	8/10/2012	1,000	$0.21
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	8/14/2012	425,350	$0.19
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	8/15/2012	500,000	$0.18
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	8/16/2012	450,104	$0.18

(d)	Not applicable.

(e)	Not applicable.

*As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Fund, Sabby Management, and Hal Mintz each beneficially own 10,304,401 Shares of the Issuer, representing approximately 8.61% of the Shares.  Sabby Management and Hal Mintz do not directly own any Shares, but each indirectly owns 10,304,401shares of Common Stock. Sabby Management indirectly owns 10,304,401 shares of Common Stock because it serves as the investment manager of the Fund, which directly holds 10,304,401 Shares.  Mr. Mintz indirectly owns 10,304,401shares of Common Stock in his capacity as manager of Sabby Management.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 7. Material to Be Filed as Exhibits

Exhibit 1                      —           Joint Filing Agreement, dated August 30, 2012, among Sabby Healthcare Volatility Master Fund, Ltd. Sabby Management, LLC and Hal Mintz

Exhibit 2                      —           Letter to the Board of Directors of the Issuer, dated August 29, 2012

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2012
(Date)

Sabby Healthcare Volatility Master Fund, Ltd.
By:	/s/ Barbara Austin
Name: Barbara Austin Title: Authorized Person of TDF Management Ltd., a Director

Sabby Management, LLC*
By:	/s/ Robert Grundstein
Name: Robert Grundstein Title: Chief Operating Officer

/s/ Hal Mintz*
Hal Mintz

*This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.

EXHIBIT 1
----------

JOINT FILING AGREEMENT

       The undersigned hereby agree that this Statement on Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Cardium Therapeutics, Inc. is filed jointly, on behalf of each of them.

Dated:  August 30, 2012

Sabby Healthcare Volatility Master Fund, Ltd.
By:	/s/ Barbara Austin
Name: Barbara Austin Title: Authorized Person of TDF Management Ltd., a Director

Sabby Management, LLC*
By:	/s/ Robert Grundstein
Name: Robert Grundstein Title: Chief Operating Officer

/s/ Hal Mintz*
Hal Mintz

EXHIBIT 2

Sabby Management, LLC
10 Mountainview Road, Suite 205
Upper Saddle Road, New Jersey 07458

August 29, 2012

To the Board of Directors of Cardium Therapeutics, Inc.
(Christopher J. Reinhard, Tyler M. Dylan-Hyde, Ph.D., J.D., Edward W. Gabrielson, M.D., Andrew M. Leitch, Gerald J. Lewis, Murray H. Hutchison and Lon E. Otremba)

Sabby Management, LLC  and its associated funds (collectively, “Sabby”) have a collective beneficial ownership exceeding 8% of the current outstanding shares of Cardium Therapeutics, Inc. (“Cardium”).  The purpose of this letter is to express our profound dissatisfaction with the company’s current business model and suggest a corrective course of action.  We believe Cardium is systematically destroying shareholder value by committing capital to a disjointed and incoherent business strategy.

Cardium’s public filings indicate that Cardium has an FDA- approved commercial product for diabetic foot ulcers called Excellagen which we believe could garner meaningful revenue if it was marketed appropriately.  However, instead of building a commercial infrastructure around this asset, Cardium continues to invest in two other programs that are completely unrelated and share no synergies with Excellagen.  One is a risky, DNA-based cardiac therapeutic (Generx) which will initially target the Russian market. The other, which seems even further afield, is a line of nutraceuticals sold in convenience stores.  Even more mystifying is the fact that Cardium created promotional music videos extoling the virtues of these products.  We find it deeply concerning that management deemed video production to be a prudent use of investor capital and management resources.  This is especially puzzling in the case of Generx which is a Phase 2 product. We are unaware of any prior examples where a company has promoted a pre-commercial therapeutic in this manner.  In our view, this is an irresponsible deployment of capital and resources with a dubious return on investment.

Sabby believes that management should pursue alternative routes to maximize shareholder value.   The company’s current business model is to acquire new technologies that target unmet medical needs and then sell or outlicense those assets when they are ready for commercialization.  We believe this strategy is unlikely to create sustainable value.  As evidence, we point to the company’s experience with InterCool.  This product was sold to Royal Philips for $11.25m on July 15, 2009. This event was Cardium’s first and only asset liquidity event.  If Cardium’s business model was value accretive such an announcement should cause the stock to appreciate.  However, a month after this event Cardium’s stock was lower than it was on the day of the announcement.

We appreciate that Cardium cannot commercialize all of its products.  However, to blindly sell its assets when they are finally de-risked and on the cusp of realizing value for shareholders is imprudent.  As mentioned above, we believe that Excellagen has the greatest likelihood of commercial success, and that its prospects can be maximized by divesting Generx and MedPodium and returning those proceeds to shareholders or investing the capital in Excellagen.

We estimate that Excellagen revenues could easily exceed $50 million per annum (representing only single digit penetration of the diabetic foot ulcer market) if the product was marketed by a dedicated sales force.  The impact on valuation could be dramatic.  Even if we apply a low sales multiple and a conservative discount rate and further assume that peak-year sales are not achieved for 5 years,  we believe that Cardium would still be worth at least $90-100 million, a significant premium over its current market capitalization of ~$20 million.  Assuming that our assumptions are at least remotely accurate begs the question as to why the market assigns such a low current valuation to Cardium.  We believe that the answer is simple, the market ascribes little value to Excellagen because it assumes that Cardium will outlicense or outright sell the product for a fraction of its actual value, and then invest those proceeds in MedPodium and Generx.  We believe the path to greater long term value creation is to forward integrate, maximize Excellagen sales through a small dedicated sales force, and allow Cardium shareholders to benefit from full economic ownership.

Sabby also has concerns over the composition of the Board of Directors and its apparent lack of accountability.  The stock has dramatically underperformed over the past few years yet the Board continues to allow Cardium’s management team to pursue a business model that is inherently flawed.  We believe the Board is not qualified to implement our proposed changes and we recommend that Timothy Gasperoni, Ph.D. be appointed to Cardium’s Board of Director’s at the earliest possible date.  As a representative of Sabby, Cardium’s largest institutional owner, Dr. Gasperoni will focus on maximizing the company’s assets and delivering value to its beleaguered shareholders.   In addition to being a seasoned analyst and investor in the biotech and medical device sectors, Dr. Gasperoni has served in numerous consulting, operating, and scientific roles and his breadth of experience will be a significant contribution to the Board.

We urge you to carefully consider the contents of this letter and to refocus your efforts towards building sustainable value.

Sincerely,

Sabby Healthcare Volatility Master Fund, Ltd.
By: Sabby Management, LLC, its Investment Manager

/s/ Hal Mintz
Hal Mintz
Manager